See


               Id




i.e.,




              i.e.
 e.g.
 e.g.
       See




                    e.g.


             e.g.




                    See
                   See generally
       See also




        market value

e.g.
                e.g.




                       solely

                principally




                                                 See Investment
Company Act Release No. 10666 (Apr. 18, 1979).